UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share **

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Attn: Kevin Xiaofeng Ma

1/F East Gate, Building No. 2, Jian Wai Soho,

No. 39 Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

++86 10 6518 1122-5518

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

**                                  Not for trading, but in connection with the registration of American Depositary Shares, each representing 2 Common Shares.

***                           CUSIP number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kevin Xiaofeng Ma
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 24,693,393 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 24,693,393 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,693,393 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 53.9% [2]
14	Type of Reporting Person (See Instructions) IN

1  Includes (i) (a) 165,236 Common Shares and (b) options to purchase 1,102,095 Common Shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 Common Shares held by Able Knight Development Limited (“Able Knight”), and (iii) 18,427,074 Common Shares held by Joingear Limited. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands. Joingear Limited is a British Virgin Islands

company with 50.01% and 49.99% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Group Limited, respectively. Kevin Xiaofeng Ma and Tong Zhilei are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

2  Percentage calculated based on 45,796,886 outstanding Common Shares as of October 30, 2017 as disclosed in the Issuer’s proxy statement on Form 6-K filed with the Securities Exchange and Commission on November 8, 2017.

CUSIP No.	00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Able Knight Development Limited
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,998,988 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% [2]
14	Type of Reporting Person (See Instructions) CO

1  Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands.

2  Percentage calculated based on 45,796,886 outstanding Common Shares as of October 30, 2017 as disclosed in the Issuer’s proxy statement on Form 6-K filed with the Securities Exchange and Commission on November 8, 2017.

CUSIP No.	00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Precious Time Holdings Limited
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,998,988 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% [2]
14	Type of Reporting Person (See Instructions) CO

1  Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Precious Time Holding Limited is Woodbourne Hall, P.O. Box 916, Road Town, Tortola, British Virgin Islands.

2  Percentage calculated based on 45,796,886 outstanding Common Shares as of October 30, 2017 as disclosed in the Issuer’s proxy statement on Form 6-K filed with the Securities Exchange and Commission on November 8, 2017.

CUSIP No.	00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ma Family Trust
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,998,988 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% [2]
14	Type of Reporting Person (See Instructions) OO

1  Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Ma Family Trust is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

2  Percentage calculated based on 45,796,886 outstanding Common Shares as of October 30, 2017 as disclosed in the Issuer’s proxy statement on Form 6-K filed with the Securities Exchange and Commission on November 8, 2017.

CUSIP No.	00211V106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joingear Limited
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 18,427,074 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 18,427,074 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,427,074 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 40.2% [2]
14	Type of Reporting Person (See Instructions) CO

1  Includes 18,427,074 Common Shares held by Joingear Limited. Joingear Limited is a British Virgin Islands company with 50.01% and 49.99% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Group Limited, respectively. Kevin Xiaofeng Ma and Tong Zhilei are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

2  Percentage calculated based on 45,796,886 outstanding Common Shares as of October 30, 2017 as disclosed in the Issuer’s proxy statement on Form 6-K filed with the Securities Exchange and Commission on November 8, 2017.

This Amendment No. 3 (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2015 and as amended by Amendment No. 1 and Amendment No. 2 filed with the Commission on March 23, 2016 and August 30, 2017, respectively (the “Schedule 13D”) by the Reporting Persons with respect to common shares, par value $0.01 per share (the “Common Shares”), and American Depositary Shares, each representing two Common Shares (the “ADS”), issued by ATA Inc. (the “Issuer”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented to add the following information:

On February 6, 2018, Mr. Kevin Xiaofeng Ma, together with New Beauty Holdings Limited (“New Beauty Holdings”), a company controlled by Mr. Kevin Xiaofeng Ma, four entities owned and controlled by certain management members of the Issuer (the “Management Entities”), Delta Horizon Limited and Alpha Metric Horizon Limited (together with Delta Horizon Limited, the “CDH Entities”), entered into a share purchase agreement with the Issuer and certain of its subsidiaries, pursuant to which Mr. Kevin Xiaofeng Ma, New Beauty Holdings, the Management Entities and the CDH Entities will acquire the Issuer’s 100% equity interest in ATA Online (Beijing) Education Technology Co., Ltd., a wholly-owned subsidiary of the Issuer, for a total consideration of US$200 million (the “Share Purchase Agreement”).

Pursuant to the Share Purchase Agreement, New Beauty Holdings will pay its applicable portion of the consideration in the amount of US$102 million. Mr. Kevin Xiaofeng Ma and New Beauty Holdings will act as guarantors for the Management Entities’ payment obligations under the Share Purchase Agreement, and Mr. Kevin Xiaofeng Ma will also act as guarantor for New Beauty Holdings’ payment obligations under the Share Purchase Agreement, each as further described below. Mr. Kevin Xiaofeng Ma will also cause his designee to pay a cash deposit in the amount of US$20 million (the “Deposit”) to the Issuer’s wholly-owned subsidiary ATA Testing Authority (Holdings) Limited, within seven (7) business days of the date of the Share Purchase Agreement, as collateral and security for the payment obligations of New Beauty Holdings and the Management Entities under the Share Purchase Agreement. Upon the closing of the transactions contemplated by the Share Purchase Agreement (the “Closing”), the Deposit will be released to the Issuer as a part of the consideration payable by New Beauty Holdings. The Deposit will be financed through an equity financing provided by Crystal Magic Brands Limited, an affiliate of the CDH Entities (the “CDH Lender”), pursuant to a note purchase agreement dated February 6, 2018 among the CDH Lender, New Beauty Holdings and Mr. Kevin Xiaofeng Ma (the “Note Purchase Agreement”). The wire of funds by the CDH Lender to New Beauty Holdings for the purpose of paying the Deposit is expected to be completed on February 9, 2018, upon the receipt of a promissory note issued by New Beauty Holdings to the CDH Lender (the “Deposit Note”), among other deliverables, in accordance with the terms of the Note Purchase Agreement.

New Beauty Holdings will borrow another loan from the CDH Lender in the amount of US$10 million pursuant to the Note Purchase Agreement for the purpose of financing a portion of the consideration payable by certain Management Entities. The wire of such funds by the CDH Lender to New Beauty Holdings is expected to be completed by the 60th business day following the date of the Share Purchase Agreement, upon the receipt of a promissory note issued by New Beauty Holdings to the CDH Lender (the “Second Note”), among other deliverables, in accordance with the terms of the Note Purchase Agreement.

Pursuant to the Share Purchase Agreement, upon the Closing, New Beauty Holdings will pay the remaining part of its applicable portion of the consideration in the amount of US$82 million, which will be financed in part through debt financing provided by China Merchants Bank Co., Ltd. New York Branch (“CMB New York”) pursuant to a debt commitment letter dated February 1, 2018 issued by CMB New York to New Beauty Holdings. New Beauty Holdings expects to enter into definitive loan facility documents with CMB New York prior to the Closing.

The Closing is expected to take place in three stages subject to the satisfaction of various conditions precedent in the Share Purchase Agreement and to be completed in the third quarter of 2018. The sale of ATA Online is not subject to any material regulatory approvals other than (1) the regular filings and registrations of the change of shareholder and update of business license of ATA Learning and Zhongxiao, respectively, and (2) approvals for distribution to the Issuer dividend prior to the Closing of certain portion of the consideration paid to the Issuer’s PRC subsidiary in connection with the purchase of ATA Online with/from the PRC Ministry of Commerce, State Administration for Industry and Commerce, tax authorities, foreign exchange banks and other PRC governmental authorities, as applicable. No vote of the Issuer’s shareholders is required to approve the transactions contemplated by the Share Purchase Agreement.

The summary contained herein of the Share Purchase Agreement, the Note Purchase Agreement, the Form of Deposit Note and the Form of Second Note is not intended to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, the Note Purchase Agreement, the Form of Deposit Note and the Form of Second Note, copies of which are filed as Exhibit O, P, Q and R hereto, respectively, and which are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)              Kevin Xiaofeng Ma may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight, Precious Time, Ma Family Trust and Joingear to vote or direct the vote of, and shared power with Able Knight,  Precious Time, Ma Family Trust and Joingear to dispose or direct disposition of 24,693,393 Common Shares, representing approximately 53.9% of the total outstanding Common Shares.

Able Knight may be deemed to have (i) beneficial ownership and (ii) shared power with Precious Time and Ma Family Trust to vote or direct the vote of, and shared power with Precious Time and Ma Family Trust to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.9% of the total outstanding Common Shares.

Precious Time may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight and Ma Family Trust to vote or direct the vote of, and shared power with Able Knight and Ma Family Trust to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.9% of the total outstanding Common Shares.

Ma Family Trust may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight and Precious Time to vote or direct the vote of, and shared power with Able Knight and Precious Time to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.9% of the total outstanding Common Shares.

Able Knight is wholly owned by Precious Time and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Precious Time and Ma Family Trust may be deemed to beneficially own all of the Common Shares beneficially owned by Able Knight.

Joingear may be deemed to have (i) beneficial ownership and (ii) shared power with Kevin Xiaofeng Ma and ChineseAll to vote or direct the vote of, and shared power with Kevin Xiaofeng Ma and ChineseAll to dispose or direct disposition of 18,427,074 Common Shares, representing approximately 40.2% of the total outstanding Common Shares.  Kevin Xiaofeng Ma may be deemed the beneficial owner of, and have shared power with ChineseAll to direct the voting and disposition of, these shares.

The foregoing percentages are calculated based on 45,796,886 outstanding Common Shares as of October 30, 2017.

(c)                                  Except for the transactions described in this Schedule 13D, as amended by this Amendment No. 2, none of the Reporting Persons has engaged in any transactions in the securities of the Issuer during the past 60 days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

The descriptions in Item 4 herein of the Amendment No. 3 are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following exhibits:

Exhibit O                     Share Purchase Agreement, dated as of February 6, 2018 by and among Mr. Kevin Xiaofeng Ma, New Beauty Holdings, the Management Entities, the CDH Entities, the Issuer, ATA Testing Authority (Holdings) Limited, Xing Wei Institute (Hong Kong) Limited and ATA Learning (Beijing) Inc.

Exhibit P                       Note Purchase Agreement, dated as of February 6, 2018, by and among Crystal Magic Brands Limited, New Beauty Holdings and Mr. Kevin Xiaofeng Ma.

Exhibit Q                     Deposit Note, dated as of February 8, 2018, by and between New Beauty Holdings and Crystal Magic Brands Limited.

Exhibit R                     Form of Second Note

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2018

Kevin Xiaofeng Ma

	By:	/s/ Kevin Xiaofeng Ma

Able Knight Development Limited

	By:	/s/ Kevin Xiaofeng Ma
Name: Kevin Xiaofeng Ma
Title: Director

Precious Time Holdings Limited

	By:	/s/ Jamie Yu & Agatha Chee
Name: Jamie Yu & Agatha Chee
Title: Authorized Signatories

Ma Family Trust

	By:	/s/ Jamie Yu & Agatha Chee
Name: Jamie Yu & Agatha Chee
Title: Authorized Signatories

Joingear Limited

	By:	/s/ Kevin Xiaofeng Ma
Name: Kevin Xiaofeng Ma
Title: Director